9341 Courtland Drive N.E. Rockford, MI 49351 USA tel: 616 863-3918 fax: 616 866-5625 e-mail: zwiersji@wwwinc.com

JAMES D. ZWIERS, J.D., C.P.A. General Counsel and Assistant Secretary

October 12, 2006

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3651	VIA EDGAR

Attn:	William Choi Accounting Branch Chief Mail Stop: 3561

RE:	Wolverine World Wide, Inc. Response to Additional Comment Dated September 29, 2006 File No. 1-06024

Dear Mr. Choi:

          Timothy J. O'Donovan, Chief Executive Officer of Wolverine World Wide, Inc. (the "Company"), forwarded to me your letter dated September 29, 2006, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. We present the following explanations, responses, and supplemental information, numbered to correspond to the numbered comments in your letter. For the convenience of the Staff, each of the Staff's comments is set forth in full and the Company's response thereto immediately follows.

Form 10-K for the year ended December 31, 2005

Appendix A.  Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 2

Comment 1:

We note your response to comment 1 in our letter dated September 6, 2006 and understand that the treasury shares were issued to fund a portion of your stock split. However, it is still unclear to us why your accounting treatment is appropriate under GAAP and why the charge to additional paid-in capital should represent the amount of previous repurchases over par value on the same class of stock. Please tell us what authoritative guidance supports your accounting treatment if paragraph 12 of APB 6 is not relevant by analogy. In addition, please tell us what the effect would be if you applied APB 6.

Mr. Choi
October 12, 2006

Response:

The Company feels that the accounting method to record the issuance of treasury shares to fund a portion of the stock split was reasonable and appropriate in the Company's circumstances and based on diversity in practice. When recording the transaction, other registrants were identified that treated the transaction in a similar manner to the one used by the Company as described in our response dated September 19, 2006. Per conversations with the SEC staff, the SEC would not object to the Company's assertion that treasury shares were returned to the shareholders in the form of a capital distribution. Based on these conversations, the SEC would not object to the current accounting method utilized by the Company to record the distribution first against Additional Paid in Capital with the remainder being recorded to Retained Earnings.

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          I hope that these responses satisfy all of the comments and issues addressed by the Staff. If you have any questions regarding the Company's responses to your comments, please contact me at (616) 863-3918.

Sincerely,

/s/ James D. Zwiers

James D. Zwiers General Counsel